December 12, 2006

VIA EDGAR AND U.S. MAIL
H. Roger Schwall, Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Genesis Holdings, Inc. Registration Statement on Form SB-2 Filed September 15, 2006 File No. 333-137380

Dear Mr. Schwall:

This letter has been prepared in response to your request for Genesis Holdings, Inc. (“Genesis” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your October 13, 2006 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein. The Amended Registration Statement also includes certain other revisions made to provide updated information.

The following are the Company’s responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Form SB-2 filed September 15, 2006

General

COMMENT 1:
We note that you have been subject to the reporting requirements of the 1934 Act since approximately 1990 when your predecessor merged with West American Energy, Inc. Since then you have only filed a form 10-Q for the period ended September 30, 2001 and a form 10-K for the year ended December 31, 2001. We will not be able to continue with the review of this registration statement until you address the reporting delinquency and you are current in your reporting obligations.

RESPONSE:
We are not aware of any predecessor entity. Diagnostic International, Inc., which merged into West America Energy, Inc. was not a predecessor but a separate company with a different business operation which declared bankruptcy in 1997. Pursuant to this bankruptcy, several subsidiary corporations were established and Genesis Holdings, Inc. was one of these subsidiaries. There is no precedent for requiring a subsidiary to assume reporting obligations for its parent, particularly because the parent continued to operate until 2005 when it voluntarily delisted itself as a public company.

COMMENT 2:	To minimize the likelihood that we will issue comments, please make corresponding changes where applicable throughout your document.

RESPONSE:	Applicable changes have been made throughout the Amended Registration Statement to respond to your comments.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

COMMENT 3:	Please monitor your need to update financial statements and consents.

RESPONSE:	Updated consents have been filed with the Amended Registration Statement.

COMMENT 4:
We note that you refer to Don Bankston on pages 6 and 20, and that you refer to Larry Don Bankston on page 22 and elsewhere. If this is the same individual, please revise your document to refer to him with consistency. If these are two individuals, please clarify their relationship.

RESPONSE:	Larry Don Bankston and Don Bankston are the same individual and references to him have been revised for consistency.

COMMENT 5:	Please provide the dealer prospectus delivery obligation representation, as required by Item 502 of Regulation S-B.

RESPONSE:	We do not believe the dealer prospectus delivery obligation representation is required as we do not intend to circulate the preliminary prospectus prior to effectiveness.

COMMENT 6:
It appears that the persons conducting the offering may be affiliated with the selling shareholders. Clarify whether the selling shareholders will be offering their shares concurrently with the conduct of the public offering. If so, please explain how you intend to do this. Do you intend to implement any mechanism whereby you will be able to segregate the shares that are sold for the selling shareholders’ account from the shares sold by the registrant? Also, discuss any conflict of interest that might ensue as result of the concurrent offering. Please advise. We may have further comments.

RESPONSE:
The selling shareholder that is affiliated with one of the Company’s directors will not offer its shares until the Company concludes its primary offering. The Amended Registration Statement has been revised to reflect this on page 19.

COMMENT 7:
Throughout the filing you refer to your agreement to sell 172 lots to Wells Homes, Inc. The Agreement of Purchase & Sale, however, refers to 173 lots, which were to be sold to Walls Homes, Inc. Please reconcile the inconsistency.

RESPONSE:
The name of the buyer is Wall Homes and this is reflected throughout the Amended Registration Statement. The agreement with Wall Homes, Inc. provided in paragraph 1.1 that “at sellers option, seller may delete lots 1,2,3 of block…..” The seller did delete one lot which is being used for common areas.

COMMENT 8:
Ensure that your disclosure throughout the filing is reflective of the scope of your operations, which are very limited in nature and unprofitable. The reader should not be provided with disclosure that suggests that your prospects are other than what they actually are. Ensure that you provide disclosure that is balanced and complete. In this regard, we note the Risk Factor section, which given its length and the inclusion of risks that are not specific to you and your situation could be read to suggest that you face the risk of entities with more extensive operations. We also note the disclosure in the Description of Business section.

RESPONSE:
The Company’s present operations are very limited but the purpose of the offering is to raise capital to expand operations through new acquisitions. As the nature of these new acquisitions is uncertain, the Company has included a variety of disclosures that, while not specific to current operations, do provide investors with valuable information about possible future risks the Company may face.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

COMMENT 9:	Please fill in all blanks relating to information you are not entitled to omit under Rule 430A.

RESPONSE:	The remaining blanks in the filing have been completed.

Cover Page, page 1

COMMENT 10:	Please disclose the amount of net proceeds on a per share and for the total amount of the offering. See Item 501 of Regulation S-B.

RESPONSE:	Net proceeds to the Company have been disclosed on page 1.

COMMENT 11:
Revise the statement that “[t]he Securities and Exchange Commission may deem a selling security holder an underwriter.” Rather, state, in general terms, that a selling security holder may be deemed an underwriter.

RESPONSE:	The statement has been revised as requested on page 1.

COMMENT 12:	We note that you “intend” to apply for trading on the OTC bulletin board. Delete any reference to trading on the OTC bulletin board until you have actually applied for listing.

RESPONSE:	The reference to the OTCBB has been removed from page 1.

Risk Factors, page 5

COMMENT 13:
We note that in the introductory paragraph to your risk factors section you state that this section is not complete, that there may be risks that you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Delete this language from your introductory paragraph.

RESPONSE:
The referenced language has been revised to specifically state that the included risk factors are all of the risks that Company management believes are material at this time on page 13. However, the introductory paragraph also states that there may be other risks that arise in the future as the two statements do not contradict each other, and both are true at this time.

COMMENT 14:
Some of the risks you have cited could apply to any company in the real estate industry. Please limit your risk factor disclosure to risks that are specific to your business. In this regard, we note the risks discussed under “Risks Related to Investments in Real Estate Company.” Revise the section to make it more specific to you and your current situation.

RESPONSE:	For the reasons given under Comment 8 above, the Company believes the risk factors are relevant to investors.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

COMMENT 15:
Please avoid language that has the effect of mitigating the risk your present. State the risk plainly and concisely. We note, for example, “[a]lthough the Company does not presently intend to,” “there is no assurance,” “there can be no assurance,” “[i]f we are unable to respond,” and “[t]here is no assured market.”

RESPONSE:	The requested revisions have been made throughout the risk factors section.

COMMENT 16:
We note that some of your subheadings describe facts about your company and operations; however, they do not discuss the risks associated with such facts. Please revise to disclose the associated risks. We note the following subheadings:

• “We may not disclose potential business combinations to investors” on page 7;

• “We may be subject to the risks associated with leveraged transactions” on page 8;

• “You are investing in an unspecified property offering” on page 8;

• “Management has limited experience with real estate development” on page 8;

• “We will have limited investment diversifications and do not rely on mathematical formulas” on page 8;

• “Many real estate costs are fixed regardless of the increase in value on the underlying property” on page 9;

• “There is no assured market for properties and there is risk of illiquidity” on page 9;

• “We are subject to zoning and environmental controls” on page 9;

• “We are subject to uninsured losses” on page 10;

• “We cannot control certain factors affecting performances and values” on page 10; and

• “We are subject to competition” on page 10.

RESPONSE:	The referenced subheadings have been revised.

COMMENT 17:	We note that there are substantial doubts that you may continue as a going concern, as noted in the auditor’s report dated April 19, 2006. Please discuss this in a risk factor.

RESPONSE:	A risk factor addressing the parent company’s going concern issue has been included on page 4.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

COMMENT 18:
Please discuss the risks associated with having a controlling shareholder. In this regard, we note that after the resale offering, Bankston Third Family Limited Partnership will hold a 70.6% controlling equity interest in the company.

RESPONSE:	A risk factor has been added on page 12 discussing the risks of having a controlling shareholder.

Management may not run the company in a profitable manner and you may…, page 6

COMMENT 19:
Please revise the subheading to clarify the cause and effect for the discussed risk. Although you describe the resultant risk that the company may not be managed in a profitable manner and that therefore shareholders may lose their investment, you do not disclose the reason for the risk, namely the limited experience of your management.

RESPONSE:	The subheading of this risk factor has been revised on page 4. The limited experience of the Company’s management was disclosed in the original version of this risk factor.

We will have limited investment diversification and do not rely on mathematical formulas, page

COMMENT 20:
It appears that you have grouped within this risk factor a number of risk factors that may warrant separate discussion. For example, you discuss the decreased demand for real estate property or the fluctuation in mortgage rates. These factors appear to be material given the current housing market environment. Please discuss the factors under separate subheadings.

RESPONSE:	The referenced risk factor has been revised to group the various risks under separate subheadings on page 7.

We are subject to zoning and environmental controls, page 9

COMMENT 21:	Please discuss whether you may encounter any potential liability for environmental cleanup and/or remediation relating to the lots you currently own.

RESPONSE:	Disclosure has been added regarding potential liability for the existing property on page 9.

COMMENT 22:	Please explain what you mean by “outside management.”

RESPONSE:	“Outside management” is used to refer to the management of future acquisition targets.

Use of Proceeds, page 13

COMMENT 23:
It is not clear why you included a reference to the working capital reserve, which you indicate will be used for a general corporate purpose. Please revise to clarify. Also, note that stating that a portion of the proceeds will be allocated for “a general corporate purpose” is not sufficient. Consistent with Item 504 of Regulation S-B, you must specify each and all of the purposes for which you intend to use the proceeds.

RESPONSE:	The reference to working capital has been removed from page 12 and the use of the proceeds has been clarified.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

Dilution, page 13

COMMENT 24:
You state that taking into account the estimated net proceeds from the offering of $2,900,000, your net tangible book value at June 30, 2006, would have been approximately $3,829,688 or $0.18 per share, based on a total of 21,780,226 shares. Please explain why your disclosure with regard to dilution is not based on 24,780,226 shares. That is, why are the 3,000,000 shares that you intend to sell, from which the proceeds would be derived, excluded?

RESPONSE:	The dilution disclosure has been revised to include the 3,000,000 shares being offered on page 13.

Description of Business, page 15

COMMENT 25:	To the extent not disclosed, provide the information required by Item 102(c) and (b) of Regulation S-B.

RESPONSE:	Additional information required by Item 102(b) and (c) of Regulation S-B has been disclosed on pages 14-17.

COMMENT 26:
We note that the registration was filed under the name AABB Inc.; however, the company is identified in the registration statement as Genesis Holdings, Inc. Please disclose when you changed your name. If a name change has not occurred yet, please disclose when you intend to proceed with the change.

RESPONSE:	The date of the Company’s name change has been disclosed on page 14.

COMMENT 27:
Please discuss in necessary detail the process of developing lots into finished lots. Discuss your involvement in the process and disclose whether you source any portion of the work to third parties. We may have further comments.

RESPONSE:	The process of developing the lots has been disclosed on page 15.

COMMENT 28:
Please expand your disclosure to explain whether the 172 lots being developed by you comprise all or only part of the 55.509 acres that Genesis acquired. We note your discussions about “any future phases of the Bankston Meadows development” and “Phase II of Bankston Meadows.” It is not clear from your disclosure whether or not you currently own the land that would be developed in future phases.

RESPONSE:	Details of possible future phases has been disclosed on page 14.

COMMENT 29:	Disclose the number of your employees.

RESPONSE:	The Company’s sole employee has been disclosed on page 15.

Competition and Market Factors, page 17

COMMENT 30:
We note your disclosure that you “plan to compare favorably to other builders.” Your earlier disclosure indicates that you are developing land for sale to a builder, not that you are a builder yourself. Please clarify whether you are building or intend to build structures or are only developing land to be built upon by your builder-customers.

RESPONSE:	The Company presently acts solely as a developer and this has been clarified on page 17.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

Plan of Operations, page 17

COMMENT 31:	Please disclose for how long you can satisfy your cash requirements.

RESPONSE:	The length of time for which the Company can meet its cash requirements has been disclosed on page 17.

COMMENT 32:
Clarify whether additional costs are anticipated relating to the lots owned but not yet sold. We note that the costs per lot on the balance sheet of Genesis Land Development LLC at June 30, 2006, are roughly equal to the costs per lot that it recorded relating to lots already sold.

RESPONSE:	The only remaining costs for the lots not yet sold have been disclosed on page 18.

COMMENT 33:
Please explain why your Statements of Income indicate that 36 lots were sold in the six months ended June 30, 2006, when the lot closing schedule called for only 28 lots to be sold on January 11, 2006. We note that the disclosure on page 15 indicates that 28 lots were sold in January. Please clarify.

RESPONSE:	The project was more successful than originally planned and although only 28 lots were sold in January, 36 lots had been sold by June 30, 2006.

Description of Property, page 18

COMMENT 34:	Please amend your disclosure to describe the acreage that you currently own, not the acreage that you once owned.

RESPONSE:	Page 18 now discloses only the acreage currently owned.

Selling Security Holders, page 18

COMMENT 35:
Please identify the natural person with the power to vote or dispose of the securities being offered for resale by Bankston Third Family Limited Partnership. Provide this information in the Security Ownership of Certain Beneficial Owners and Management section also.

RESPONSE:	Mr. Bankston has been identified in both sections as the person controlling the Bankston Third Family Limited Partnership.

Directors, Executive Officers, Promoters and Controls Persons, page 20

COMMENT 36:
Disclose all the information required by Item 401 of Regulation S-B, including the age of the named officer and director; the term of their employment with you, and the amount of time the named officer devotes to your business.

RESPONSE:	The requested information has been disclosed on page 21.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

Security Ownership of Certain Beneficial Owners and Management, page 21

COMMENT 37:	Please disclose separately the amount of shares held by your officer and director.

RESPONSE:	The amount of shares owned by Mr. Pratte has been disclosed separately on page 21.

Certain Relationship and Related Transactions, page 22

COMMENT 38:
Please expand the description of the merger transaction to identify the former owners of Genesis Land Development, LLC, and their relationship, if any, with the registrant. If such persons are or were affiliated to the registrant, please disclose whether the terms of the merger agreement were equivalent to the terms of a transaction with an unaffiliated party.

RESPONSE:	Additional disclosure regarding Mr. Bankston’s beneficial ownership has been added on page 23. No other affiliations with the registrant existed at the time of the transaction.

Financial Statements

COMMENT 39:
Please amend your filing to include the pro forma financial statements required by Regulation S-B, Item 310(d). Provide disclosure with these pro forma financial statements that explains how you will account for the July 1, 2006, acquisition of Genesis Land Development, LLC.

RESPONSE:	The requested proforma financial information has been provided on page F-6.

Financial Statements of Genesis Land Development, LLC, page 38

COMMENT 40:
Please consider classifying your real estate assets, as appropriate, into the following general classifications: unimproved land, land held for development or sale, land under development and residential lots.

RESPONSE:	Our real estate assets will be renamed to Inventory of fully developed residential lots held for sale.

COMMENT 41:	Please restate your financial statements to include rent expense relating to the office space that is donated by your affiliate.

RESPONSE:
We do not believe the office space donated by our affiliate is material. The majority of time spent by the affiliate was on the job site. The only time the office space was used was to prepare loan draw requests and pay a nominal amount of checks each month.

COMMENT 42:	Please tell us how you accounted for the Dallas real estate that was contributed on September 30, 2003, by Larry Don Bankston.

RESPONSE:	The land was recorded at Larry Don Bankston’s cost.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

Note 1 Summary of Significant Account Policies, page 43

COMMENT 43:	Please revise your summary to include accounting policies for the following:

•  your method of allocating cost to unit sales,

•  your capitalization policy for property taxes and other carrying costs,

•  your methodology for determining the fair value of your real estate inventory (inventory should be carried at the lower of cost of fair market value) and

•  if and how you capitalize interest costs.

RESPONSE:	A new accounting policy for the items requested has been added to the footnotes to the financial statements.

Long-Lived Assets, page 44

COMMENT 44:
We note you refer to Statement of Financial Accounting Standard (“SFAS”) No. 121. Please note SFAS No. 144, issued in August 2001, supersedes SFAS No. 121. Please revise your policy to state, if true, that you account for the disposal and impairment of long-lived assets under the guidance of SFAS No. 144. We note a similar disclosure on page 53.

RESPONSE:	Note Number 1 to the financial statements was corrected to indicate SFAS No. 144.

Exhibit 5.1

COMMENT 45:	The opinion should address all the applicable laws. Please obtain a new opinion that does not include the limitation to the Nevada Business Corporation Act or excludes any other applicable laws.

RESPONSE:	The opinion does address the laws required and merely classifies that as the entity is a Nevada Corporation that Nevada business law is the law which is relevant.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
12/12/2006

Should you have any questions concerning this Response Letter, please contact me at (623) 869-6066.

Very truly yours,

/s/ Jason Pratte
Jason Pratte President

cc:	Stephen Boatwright, Esq., Keller Rohrback, PLC Dan Weaver, CPA, Weaver & Martin, LLC